UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea Industrial Park South 3079567, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 19, 2018, Mazor Robotics Ltd. (the “Company”) completed its previously announced merger (the “Merger”) with Belinom Ltd. (“Merger Sub”), which is wholly owned by Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd. and Covidien Israel Holdings Ltd. (collectively and individually, the “Parent”, each of which is an indirect subsidiary of Medtronic plc), pursuant to that certain Agreement and Plan of Merger dated as of September 20, 2018 by and among the Company, Merger Sub and Parent.  As a result of the Merger, the Company has become wholly-owned by Parent and Covidien Group S.a.r.l, a Luxembourg company and affiliate of Parent (“CovLux”).

At the effective time of the Merger (the “Effective Time”), (i) each ordinary share (including ordinary shares represented by American Depository Shares (“ADS”)), nominal value NIS 0.01, of the Company (a “Company Share”) issued and outstanding immediately prior to the Effective Time (excluding ADSs held by CovLux, which remained outstanding, and Company Shares held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, which were cancelled for no consideration) was canceled and converted into the right to receive $29.25 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes (if any), (ii) each option to acquire Company Shares outstanding immediately prior to the Effective Time became fully vested and was cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (x) the per share Merger Consideration less the applicable per share exercise price and (y) the number of Company Shares underlying such option, without interest and subject to applicable withholding taxes (if any), and (iii) each Restricted Stock Unit of the Company outstanding immediately prior to the Effective Time became fully vested and was cancelled in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger any taxes under Internal Revenue Code Section 409A) equal to the product of (x) the per share Merger Consideration and (y) the number of Company Shares subject to such Restricted Stock Unit, without interest and subject to applicable withholding taxes (if any).  Each ADS represents two ordinary shares of the Company.

The Company has notified the NASDAQ Global Market (“NASDAQ”) and the Tel Aviv Stock Exchange Ltd. (the “TASE”) of the completion of the Merger, and trading of the Company’s shares on NASDAQ and the TASE has been suspended.  In addition, the Company has requested that NASDAQ file a delisting application on Form 25 with the Securities and Exchange Commission to report the delisting of the Company’s shares from NASDAQ.

The contents of this report on Form 6-K are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the Securities and Exchange Commission.

Exhibit

99.1	Press release issued on December 19, 2018 announcing the consummation of merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations

Date: December 19, 2018